May 29, 2019

L. Dyson Dryden
President, Chief Financial Officer
Capitol Investment Corp. IV
1300 17th Street, Suite 820
Arlington, VA 22209

       Re: Capitol Investment Corp. IV
           Amendment No. 1 to Registration Statement on Form S-4
           Filed May 14, 2019
           File No. 333-230817

Dear Mr. Dryden:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2019 letter.

Amendment No. 1 to the Form S-4

Anticipated Accounting Treatment, page 66

1. We note your response to comment five in our letter dated May 8, 2019. ASC 805-10-25 indicates that the guidance of ASC 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer the entity that obtains control of the acquiree. If that guidance does not clearly indicate which of the combining entities is the acquirer, the factors in paragraphs 805-10-55-11 through 55-15 shall be considered. Please help us further understand why a 73% (assuming no redemption) to
       42% (assuming maximum redemption) ownership and relative voting rights would not be indicative of Capitol having a controlling financial interest.
2. Please help us better understand your analysis of ASC 805-10-55-11 through 55-15 by
 L. Dyson Dryden
Capitol Investment Corp. IV
May 29, 2019
Page 2
         addressing the following:

             Pursuant to your consideration of ASC 805-10-55-12(b), you note that the largest shareholder or group of shareholders will be the Nesco Owner and Nesco management. Please tell us separately the percentage ownership that will be held by the Nesco Owner. Please also help us better understand how you determined that the
             Nesco Owner and Nesco management should be combined for purposes of your analysis, including if there is any voting agreement in place amongst the parties.

             On page 5 of your response, you listed other shareholder groups with anticipated significant ownership in the combined entity and the corresponding precombination non-beneficial ownership for each group. Please also tell us the expected postcombination ownership for each group.

             In your discussion of ASC 805-10-55-12(c), you note that two additional independent directors will be appointed and nominated in connection with the transactions. Please help us better understand who will have the ability to nominate and appoint these additional two directors.
3. Please expand your discussion to further clarify what specific transaction you are referring to when mentioning the recapitalization, including your specific planned accounting treatment of the recapitalization.
Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page
82

4. For adjustment (5), please further explain in your disclosures how you came up with the appropriate tax rate to use, including your basis for using 0% for the three months ended
         March 31, 2019.
       You may contact Nudrat Salik (Staff Accountant) at (202) 551-3692 or Melissa Rocha
(Senior Assistant Chief Accountant) at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff
Attorney) at (202) 551-3345 or Jay Ingram (Legal Branch Chief) at (202) 551-3397 with any other questions.



                                                               Sincerely,
FirstName LastNameL. Dyson Dryden
                                                               Division of
Corporation Finance
Comapany NameCapitol Investment Corp. IV
                                                               Office of
Manufacturing and
May 29, 2019 Page 2                                            Construction
FirstName LastName